Exhibit 99.16

Dear Connected Care Leaders,

As you may know, we have signed an agreement to acquire BioTelemetry, Inc., a leading remote medical technology company focused on the delivery of health information to improve quality of life and reduce cost of care. BioTelemetry provides remote cardiac monitoring, centralized core laboratory services for clinical trials, remote blood glucose monitoring and original equipment manufacturing that serves both healthcare and clinical research customers.

Once this transaction closes, it will be a tremendous asset to our Connected Care cluster, expanding our global leadership in patient care management solutions for the hospital and the home. Further, we anticipate BioTelemetry will accelerate Philips’ sales growth in remote patient monitoring across care settings driven by portfolio and channel synergies, and global expansion.

As a follow-up to the communication Roy sent today [mailing.philips.com], we want to make you aware that there are critical rules of engagement with the BioTelemetry team and offerings. Despite our clear enthusiasm about this acquisition, we are in a critical period between the signing of the agreement and the close of the deal when very strict legal rules governed by U.S. securities laws and the antitrust laws apply to what we can say internally and externally. Please keep in mind:

•	We are in a quiet period now – and, between sign and close, we need to operate as two separate companies.

•	We cannot assist, communicate, engage, team up or help sell any BioTelemetry products at this time – No exceptions!

•	Once the transaction is closed, we will begin the process of engaging the BioTelemetry team and then and only then will we look to find ways to accelerate our collaboration in the market.

•	Please use the speaking points provided if you get questions from customers. Do not speculate on technology, deal dynamics or structure.

•	Until close we need to stay focused on our own business goals.

If you are approached by industry colleagues asking about the transaction, it is imperative that you do not comment. At this time, all communications and details surrounding the acquisition, beyond what is covered in the press release that was distributed on December 18, are strictly confidential, and these may be commercially sensitive. The exchange of commercially sensitive information with a competitor amounts to a violation of the antitrust rules, for which both Philips and individual employees can be held liable. We are relying on your professionalism and ethics to not discuss any aspect of this transaction with any non-Philips employee, throughout the duration of sign to close period. Protecting Philips and the customers of both companies is a pivotal point of the success of this transaction.

Despite a changing world and unprecedented times, with all of your contributions, we’ve had a strong 2020. We need to keep this momentum going and make 2021 a record year. We have great things ahead of us with this acquisition and I appreciate your focus and commitment – and abiding by these critical rules of engagement.

We look forward to updating you more once the deal closes and we formally begin the integration process.

One Team,

Mark Stoffels

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.